# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIAN RUIXIANG Holdings Ltd, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A ordinary shares, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100032
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078583

## Reporting persons
- Lan Cheng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 14,133,249; shared voting power 0; sole dispositive power 14,133,249; shared dispositive power 0; aggregate amount beneficially owned 14,133,249 (11.7% of the class)
  Comment: The numbers in Row 6, 8, and 9 consist of 14,133,249 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Ucare Holdings Limited.
  
  As the sole director and shareholder of Ucare Holdings Limited, Lan Cheng has dispositive and voting power with respect to, and as such, may be deemed to be the beneficial owner of the securities held by Ucare Holdings Limited.
  
  The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.
- Ucare Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 14,133,249; shared voting power 0; sole dispositive power 14,133,249; shared dispositive power 0; aggregate amount beneficially owned 14,133,249 (11.7% of the class)
  Comment: The numbers in Rows 6, 8, and 9 consist of 14,133,249 Class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd (the "Issuer") held by Ucare Holdings Limited. The percentage in Row 11 is calculated based on a total of 120,757,154 Class A ordinary shares outstanding as of June 30, 2025, as provided by the Issuer.

## Item 1. Issuer
Name of issuer: TIAN RUIXIANG Holdings Ltd
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, District, Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Ucare Holdings Limited.
Lan Cheng.

The Class A ordinary shares reported herein are directly held by Ucare Holdings Limited. Lan Cheng is the sole director and shareholder of Ucare Holdings Limited. Accordingly, Lan Cheng may be deemed to indirectly beneficially own the Class A ordinary shares of the Issuer held by Ucare Holdings Limited.
Address of principal business office or, if none, residence:
Ucare Holdings Limited: c/o AMS Trustees Limited: Sea Meadow House, Blackburne Highway, Road Town, Tortola, BVI.
Lan Cheng: No. 2, Building 3, No. 25, Xiangjiang Li, Xianggang Road, Jianghan District, Wuhan, China
Citizenship:
Ucare Holdings Limited: British Virgin Islands
Lan Cheng: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,133,249
Percent of class: 11.70%
Sole power to vote or to direct the vote: 14,133,249
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,133,249
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Lan Cheng: /s/ Lan Cheng, Lan Cheng (07/24/2025)
- Ucare Holdings Limited: /s/ Lan Cheng, Director (07/24/2025)